Exhibit (a)(1)(G)

Q2 2022 Preliminary Earnings Announcement

Today, we preannounced our Q2 2022 preliminary results. I personally would like to thank you all for the continued solid performance in the quarter. I am so proud to lead such a committed and resilient team!

As part of our ongoing commitment to ensure transparent communication, I wanted to share with you that in conjunction with our earnings preannouncement, we announced that our Board of Directors approved a new $600 million share repurchase authorization effective beginning on July 18. As part of this new authorization, we also announced that we have launched a modified “Dutch auction” cash tender offer pursuant to which The ODP Corporation will be purchasing up to $300 million of its common stock. All ODP shareholders are entitled to participate in the tender offer.

Once again, thank you for the strong performance and let’s stay focused on living our 5C Culture every day, providing best-in-class customer service, driving a low-cost model and profitable growth throughout the second half of the year. I look forward to speaking with you soon at our Town Hall scheduled at 2 p.m. ET on Thursday.

Best Regards,

This communication is not a recommendation to buy or sell any of ODP’s securities and shall not constitute an offer to purchase or the solicitation of an offer to sell any securities of ODP. The tender offer is being made exclusively pursuant to an offer to purchase, the related letter of transmittal and other related materials filed as part of the Schedule TO-I ODP is filing with the Securities and Exchange Commission. The tender offer materials are being sent to holders of ODP securities. Holders may also obtain free copies of the tender offer materials online at the website of the SEC at www.sec.gov as exhibits to the Schedule TO-I or from ODP’s information agent in connection with the tender offer.